UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

223622 101

(CUSIP Number)

Gavin Burke

UniCredit S.p.A.

c/o UniCredit Bank AG

150 East 42nd Street

New York, New York 10017

Tel.: (212) 672-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS BA Alpine Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BA Alpine Holdings, Inc. is organized under the laws of the State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,518,685
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,518,685
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,518,685
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IV, OO

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS UniCredit Bank Austria AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UniCredit Bank Austria AG is organized under the laws of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,518,685
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,518,685
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,518,685
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS UniCredit S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) See Item 2(e) of Original Schedule 13D		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UniCredit S.p.A. is organized under the laws of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,232,567
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,232,567
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,232,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

This Amendment No. 1, dated May 13, 2010 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed on March 12, 2010 (the “Original Schedule 13D”) by BA Alpine Holdings, Inc. (“BA Alpine”), UniCredit Bank Austria AG (“Bank Austria”) and UniCredit S.p.A. (“UniCredit”) with respect to the Class A Common Stock, par value $.01 per share, of the Issuer. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. The Reporting Persons are filing this Amendment No. 1 to report that their beneficial ownership of the Issuer’s Common Stock has increased by more than one percent.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

On November 2, 2009, the transactions (the “Transactions”) contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of June 3, 2009 (the “Transaction Agreement”), by and among the Issuer, Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) (“Cowen Holdings”), Lexington Merger Corp. (“Merger Sub”), Ramius LLC (f/k/a Park Exchange LLC) (“Ramius”) and RCG Holdings LLC (“RCG”), were consummated. Upon the closing of the Transactions, Merger Sub merged with and into Cowen Holdings, with Cowen Holdings being the surviving corporation and becoming a wholly-owned subsidiary of the Issuer; and Ramius, a wholly-owned subsidiary of the Issuer, acquired substantially all of the assets and assumed substantially all of the liabilities of RCG. At the closing of the Transactions, 37,536,826 shares of the Issuer’s Class A Common Stock were issued to RCG (the “RCG Issued Shares”). BA Alpine holds a nonvoting ownership interest in RCG based upon BA Alpine’s capital contributions to RCG. In respect of its nonvoting ownership interest in RCG, 8,518,685 of the RCG Issued Shares are attributable to BA Alpine (the “BA Alpine Shares”) as such shares underlie BA Alpine’s capital in RCG (the “BA Alpine Shares”). Pursuant to the terms of the RCG Operating Agreement (as defined in Item 6), as such agreement was in effect prior to May 11, 2010 (the “Initial RCG Operating Agreement”), BA Alpine was prohibited from withdrawing any of its capital from RCG prior to the date that was one day after the six-month anniversary of the closing of the Transactions (the “Initial Lock-up Termination Date”). Pursuant to the terms of the Initial RCG Operating Agreement (i), beginning on the Initial Lock-up Termination Date, BA Alpine had the right to withdraw its capital from RCG to the extent that after such withdrawal, BA Alpine, together with its affiliates and permitted transferees, had not disposed of, or did not have the right to direct the disposition of, greater than 50% of the aggregate number of Shares owned or attributable to BA Alpine and its affiliates as of the closing of the Transactions and (ii), beginning on the second anniversary of the closing of the transactions, BA Alpine had the right to withdraw the remainder of its capital from RCG (such limitations on withdrawal, the “Lock-up Restrictions”). On May 11, 2010, BA Alpine entered into the Modification Agreement (as defined in Item 6). Pursuant to the terms of the Modification Agreement, certain provisions of the RCG Operating Agreement were amended, which had the effect of eliminating the Lock-up Restrictions. As such, BA Alpine is free to withdraw the entirety of its capital from RCG at any time, subject to providing proper notice as required by the terms of the RCG Operating Agreement. Upon a withdrawal of capital by BA Alpine, RCG will distribute to BA Alpine, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG Operating Agreement) or (ii) cash, in which instance RCG will sell Shares (subject to applicable securities laws) attributable to BA Alpine on or prior to effectiveness of such withdrawal and will use the net cash proceeds of such sale to satisfy the withdrawal request in cash.

In addition, on November 2, 2009, in connection with the Transactions and pursuant to the Asset Exchange Agreement (as defined in Item 6), HVB Alternative Advisors LLC (“HVB Alternative Advisors”), a subsidiary of UniCredit, sold its fifty percent interest in a fund of hedge funds joint venture to a subsidiary of the Issuer in exchange for, among other consideration, 2,713,882 shares of the Issuer’s Class A Common Stock (the “Asset Exchange Stock”).

References to and descriptions of the Transaction Agreement, the RCG Operating Agreement, the Asset Exchange Agreement and the Modification Agreement set forth above in this Item 3 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, a copy of which is attached hereto as Exhibit 99.2, the RCG Operating Agreement, a copy of which is attached hereto as Exhibit 99.3, the Asset Exchange Agreement, a copy of which is attached hereto as Exhibit 99.4 and the Modification Agreement, a copy of which is attached hereto as Exhibit 99.6.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein. The BA Alpine Shares became attributable to the Reporting Persons upon the consummation of the Transactions. Pursuant to the terms of the RCG Operating Agreement, the Reporting Persons are deemed to have acquired beneficial ownership of a portion of the BA Alpine Shares through the passage of time from the date of the closing of the Transactions. Upon the effectiveness of the Modification Agreement, the Reporting Persons are deemed to have acquired beneficial ownership of the remainder of the BA Alpine Shares. Pursuant to the terms of the Asset Exchange Agreement, UniCredit acquired beneficial ownership of the Asset Exchange Shares upon the consummation of the Transactions.

Pursuant to the terms of the Asset Exchange Agreement, BA Alpine has the right to designate one person to the Issuer’s Board of Directors (the “Board”), subject to BA Alpine, together with its affiliates, maintaining certain minimum beneficial ownership thresholds of the Issuer’s Class A Common Stock. Subject to (i) applicable law, (ii) stock exchange requirements and (iii) BA Alpine, together with its affiliates, maintaining certain minimum beneficial ownership thresholds of the Issuer’s Class A Common Stock, the Issuer is required to use its reasonable best efforts to cause the director designated to the Board by BA Alpine to be a member of each committee of the Board.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above and in Item 6, the Reporting Persons may seek to dispose of the Issuer’s securities from time to time, and/or seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and the director designated by BA Alpine may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting subparagraphs (a), (b) and (c) in their entirety and replacing such subparagraphs with the following subparagraphs (a), (b) and (c):

(a) The following disclosure assumes that there are 74,656,513 shares of the Issuer’s Class A Common Stock outstanding as of May 13, 2010, which figure is based on the Issuer’s Schedule 14A filed on April 30, 2010.

(b) Pursuant to Rule 13d-3 under the Exchange Act, BA Alpine may be deemed to beneficially own 8,518,685 shares of the Issuer’s Class A Common Stock, which would constitute 11.4% of the Issuer’s outstanding Class A Common Stock. The 8,518,685 figure represents the number of shares of the Issuer’s Class A Common Stock that BA Alpine is permitted under the RCG Operating Agreement to have distributed to it, or disposed of on its behalf, as of the date hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that BA Alpine is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of BA Alpine, Bank Austria has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. As a result, Bank Austria may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Bank Austria is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of Bank Austria, UniCredit has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. As a result, UniCredit may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that UniCredit is the beneficial owner of any of the BA Alpine Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. As the indirect corporate parent of HVB Alternative Advisors, UniCredit has the power to direct the voting of and disposition of the Asset Exchange Stock held by HVB Alternative Advisors. As a result, UniCredit is deemed to beneficially own the Asset Exchange Stock. Accordingly, UniCredit may be deemed to beneficially own, in the aggregate, 11,232,567 shares of the Issuer’s Class A Common Stock, which represents the 2,713,882 Shares constituting the Asset Exchange Stock and the 8,518,685 Shares of BA Alpine Stock that UniCredit may be deemed to beneficially own. The 11,232,567 Shares that UniCredit may be deemed to beneficially own would constitute 15.0% of the Issuer’s outstanding Class A Common Stock.

Except as disclosed herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of the Issuer’s Class A Common Stock.

(c) Other than as described in Item 3 hereof, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 3 with respect to the Transaction Agreement, the RCG Operating Agreement, the Asset Exchange Agreement and the Modification Agreement and the information set forth in Item 4 with respect to the Asset Exchange Agreement are incorporated into this Item 6 by reference.

Asset Exchange Agreement

On November 2, 2009, the transactions (the “Exchange Transactions”) contemplated by that certain Asset Exchange Agreement, dated June 3, 2009 (the “Asset Exchange Agreement”), by and among HVB Alternative Advisors, Bayerische Hypo- und Vereinsbank AG (“HVB AG”), RCG, Cowen Holdings, the Issuer and Merger Sub, were consummated. Upon the closing the Exchange Transactions, HVB Alternative Advisors transferred to Merger Corp., its fifty percent interest in Ramius Fund of Funds Group LLC (the “JV Interest”), a fund of hedge funds joint venture. As consideration for the transfer of the JV Interest, the Issuer, on behalf of Merger Sub, delivered to HVB Alternative Advisors 2,713,882 shares of the Issuer’s Class A Common Stock (the “Asset Exchange Shares”), along with an amount of cash consideration. On May 11, 2010, the Asset Exchange Agreement was amended by the Modification Agreement to eliminate all transfer restrictions contained in the Asset Exchange Agreement with respect to the Asset Exchange Shares.

RCG Operating Agreement

In connection with the Exchange Transactions, the operating agreement of RCG (the “RCG Operating Agreement) was amended to, among other things, alter the distribution mechanics relating to each member’s capital in RCG. As a result of such amendment, BA Alpine was prohibited from withdrawing any of its capital from RCG prior to the date that is one day after the six-month anniversary of the closing of the Exchange Transactions. Additionally, prior to the second anniversary of the closing of the Exchange Transactions, the terms of the RCG Operating Agreement provided that BA Alpine was only permitted to withdraw its capital from RCG to the extent that after such withdrawal, BA Alpine, together with its affiliates and permitted transferees, has not disposed of, or will not have the right to direct the disposition of, greater than fifty percent of the aggregate number of Shares owned or attributable to BA Alpine and its affiliates as of the closing of the Transactions, including those Shares delivered to HVB Alternative Advisors pursuant to the Asset Exchange Agreement. On May 11, 2010, the withdrawal restrictions described above were eliminated through a subsequent amendment to the RCG Operating Agreement contained in the Modification Agreement. As a result, as of the date hereof, BA Alpine is no longer restricted from withdrawing its capital from RCG.

Pursuant to the terms of the RCG Operating Agreement, upon a withdrawal of capital by BA Alpine, RCG will distribute to BA Alpine, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG Operating Agreement) or (ii) cash, in which instance RCG will sell Shares (subject to applicable securities laws) attributable to BA Alpine on or prior to effectiveness of such withdrawal and will use the net cash proceeds of such sale to satisfy the withdrawal request in cash.

Registration Rights Agreement

On November 2, 2009, in connection with the Transactions, BA Alpine, HVB Alternative Advisors and HVB AG entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with RCG and the Issuer, a copy of which is attached hereto as Exhibit 99.5. The Registration Rights Agreement provides BA Alpine and certain of its affiliates with certain demand and piggyback registration rights. These registration rights are subject to certain customary blackout and cutback provisions, and the Registration Rights Agreement contains customary indemnification and other provisions with respect to such registration rights.

Joint Filing Agreement

On March 12, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Modification Agreement

On May 11, 2010, BA Alpine, HVB Alternative Advisors, Alpine Cayman Islands Limited, UniCredit Bank AG and CEAKSCH Verwaltungs G.m.b.H. entered into a Modification Agreement (the “Modification Agreement”) with RCG, C4S & Co., L.L.C., the Issuer, Ramius LLC and Ramius Alternative Solutions LLC, a copy of which is attached hereto as Exhibit 99.6. Among other things, pursuant to the terms of the Modification Agreement, (i) the RCG Operating Agreement was amended to eliminate the restrictions on BA Alpine’s ability to withdraw its capital from RCG and (ii) the Asset Exchange Agreement was amended to eliminate the restrictions on HVB Alternative Advisor’s ability to transfer the Asset Exchange Shares.

References to and descriptions of the Registration Rights Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.5.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following at the end thereof:

99.6	Modification Agreement, dated as of May 11, 2010, among RCG Holdings LLC, C4S & Co., L.L.C., Cowen Group, Inc., Ramius LLC, Ramius Alternative Solutions LLC (formerly known as Ramius Fund of Funds Group LLC), BA Alpine Holdings, Inc., Alpine Cayman Islands Limited, UniCredit Bank AG (formerly known as Bayerische Hypo- und Vereinsbank AG), HVB Alternative Advisors LLC and CEAKSCH Verwaltungs G.m.b.H. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2010

BA ALPINE HOLDINGS, INC.

By:	/s/ Nicola Corsetti
Name: Nicola Corsetti Title: Director and Vice-President

By:	/s/ Josef Duregger
Name: Josef Duregger Title: Director

UNICREDIT BANK AUSTRIA AG

By:	/s/ Markus Schwimann
Name: Markus Schwimann Title: Prokurist of UniCredit Bank Austria AG

By:	/s/ Josef Duregger
Name: Josef Duregger Title: Senior Manager

UNICREDIT S.P.A.

By:	/s/ Sergio Pietro Ermotti
Name: Sergio Pietro Ermotti Title: Deputy CEO and Head of CIB & PB Strategic Business Area